[Letterhead of Covington & Burling LLP]

VIA EDGAR AND FACSIMILE

                                                                                                                                                                January 11, 2008

Securities and Exchange Commission Mail Stop 6010 100 F Street, N.E. Washington, D.C. 20549
Attn:	Jim B. Rosenberg, Senior Assistant Chief Accountant
Division of Corporate Finance

Re:	Acorda Therapeutics, Inc. Form 10-K for the Fiscal Year Ended December 31, 2006 File No. 000-50513

Dear Ladies and Gentlemen:

On behalf of Acorda Therapeutics, Inc. (the “Company”), we are responding to the Staff’s letter dated December 18, 2007, relating to the Company’s Form 10-K for the Fiscal Year Ended December 31, 2006.  For the Staff’s convenience we have repeated the Staff’s comments below before each of our responses.

General

1.                                       We note that several Current Reports on Form 8-K disclosing information under Item 5.02 or Item 8.01 included language indicating that the information disclosed shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section, nor shall it be deemed incorporated by reference in any filing under the Securities Act of 1933 or the Exchange Act of 1934, except as expressly set forth by specific reference in such filing. Supplementally, please explain your basis for concluding that the information disclosed under Item 5.02 or Item 8.01 would not be deemed “filed” for purposes of Section 18.

As noted in the Staff’s comments, the Company has previously provided, under Items 5.02 and 8.01 of Form 8-K, information that the Company identified as having been furnished, rather than filed, for purposes of Section 18 of the Securities and Exchange Act of 1934.  The Company will not, in the future, include a statement that information has been furnished and not filed with regard to information provided under Item 5.02. The information provided in the Current Reports under Item 5.02 that were identified by the Staff has been included in periodic reports subsequently filed with the Securities and Exchange Commission, including the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2006.  As a result, the Company believes that amending or refiling these 8-Ks to eliminate the “furnished” language would likely confuse rather than help investors, and thus does not believe that it is necessary or appropriate to refile or amend these reports.

With regard to Item 8.01, the Company believes that a distinction can be made between material information “filed” under Item 8.01 and information that is not material but that the issuer wishes to “furnish” under Item 8.01 instead of Item 7.01.  Item 7.01 is only available for disclosure of material nonpublic information pursuant to Regulation FD (to the extent this information is not filed under Item 8.01).  Regulation FD creates a mandatory disclosure obligation if the conditions set forth in that regulation are triggered.  Item 8.01, by contrast, is a permissive disclosure option that permits disclosure of information not otherwise required by the Form “that the registrant deems of importance to security holders” (as well as information required by Regulation FD if the registrant elects not to furnish that information under Item 7.01).    This item by its terms is not limited to material information.  It would therefore seem to follow that nonmaterial information set forth under Item 8.01 in a Current Report on Form 8-K could be furnished and not filed.

With respect to the information provided in the Current Reports under Item 8.01 dated September 25, 2006, the Company acknowledges that this information should be deemed filed. This information has been included in periodic reports subsequently filed with the Securities and Exchange Commission, including the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2006 and the Quarterly Report on Form 10-Q for the fiscal quarter ended September 30, 2007.   As a result, the Company believes that amending or refiling these 8-Ks to eliminate the “furnished” language would likely confuse rather than help investors, and thus does not believe that it is necessary or appropriate to refile or amend these reports.

Contractual Obligations and Commitments, page 76

2.                                       Please disclose the timing and events that will trigger the milestone payments related to your Zanaflex purchase agreement and Fampridine-SR license agreement. Lastly, please revise to clarify why these payments were excluded from the contractual obligations table.

With respect to the Zanaflex purchase agreement, the Company disclosed, in the “Contractual Obligations and Commitments” section, the maximum aggregate amount of milestone payments that the Company could be obligated to make, the aggregate amounts paid through December 31, 2006 and the fact that milestone payments are contingent upon meeting specified cumulative gross sales thresholds for Zanaflex tablets and Zanaflex Capsules.  Individual milestone triggering events and amounts were not disclosed due to the confidential nature of this information. The Staff previously granted this information confidential treatment until October 5, 2008.  In its Quarterly Report on Form 10-Q for the quarter ended September 30, 2007, the Company disclosed for the first time that there is one remaining $5.0 million milestone payment under the Zanaflex purchase agreement which is payable when the Company achieves $105.0 million in cumulative gross sales. Because this information has been disclosed and this payment is reasonably determinable as to timing, this payment will be included in the contractual obligations table in the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2007.

With respect to the Fampridine-SR license agreement, the Company disclosed, in the “Contractual Obligations and Commitments” section, the maximum aggregate amount of milestone payments that the Company could be obligated to make. The Company did not include information concerning the amounts of the individual milestone payments under the Fampridine-SR license agreement, due to the confidential nature of this information. The Staff previously granted this information confidential treatment until October 5, 2008.  Because confidential treatment does not extend to the description of the milestones themselves, the Company will add to the disclosure included in the “Contractual Obligations and Commitments” section of its Annual Report on Form 10-K for the fiscal year ended December 31, 2007 a statement that (1) the first milestone payment would be due to Elan 90 days following the U.S. Food and Drug Administration’s approval of a New Drug Application for Fampridine-SR’s use for the first indication and (2) further milestone amounts would be payable in connection with additional indications.

3.                                       Please revise your contractual obligations table to include: (1) the revenue interest liability, including the payments due PRF on December 31, 2009, and December 31, 2010 and (2) the convertible notes payable and estimated interest payments.

The Company will include in the contractual obligations table in its Annual Report on Form 10-K for the year ended December 31, 2007 (1) the two $5.0 million payments due PRF in December 2009 and 2010, and (2) the interest payments due under the convertible promissory note (based on the assumption that the note remains outstanding during the periods disclosed).  The contractual terms governing other amounts that may be payable to PRF and governing the timing of the potential repayment of the principal amount of the convertible note are described under “Contractual Obligations and Commitments.”  However, because the timing and amounts of these payments, if any, are speculative or uncertain, no amounts related to these payments were set forth in the contractual  obligations table, as the Company believes it would have been potentially misleading to do so.

(14) Zanaflex Asset Purchase Agreement, page F-27

4.                                       Please tell us your basis for capitalizing the contingent payments to Elan when they appear to be royalty payments as they are based upon cumulative gross sales. Please cite the authoritative literature you used to support your accounting treatment.

For the reasons set forth below, the Company has capitalized the contingent milestone payments made to Elan under the Zanaflex purchase agreement.  The Company acquired all of Elan’s U.S sales, marketing and distribution rights to Zanaflex Capsules and Zanaflex tablets in July 2004 for (1) a $2.0 million upfront payment, and (2) up to $19.5 million in contingent payments triggered by reaching certain levels of cumulative gross sales of Zanaflex tablets and Zanaflex Capsules.  In addition to the fixed and contingent payments, the Company is required to pay royalties to Elan based upon net sales of Zanaflex Capsules and Zanaflex tablets.  The Company also paid to Elan $675,000 for finished goods inventory.  Each of these payment provisions is set forth in a separate section of the Zanaflex purchase agreement.

The Zanaflex transaction was structured to minimize the required upfront purchase price, based on the Company’s desire to preserve its cash at the time of the acquisition and because Zanaflex Capsules was a new product, not yet commercially introduced, that would compete with multiple generic tizanidine tablet formulations already on the market.  The Company believed that milestone payments contingent upon the achievement of certain cumulative sales targets would provide the best method for accurately determining the value of the Zanaflex intangible assets. Royalty payments were separately negotiated with Elan, based on our view of “market” royalty ranges as a percentage of net sales.

The Company views the milestone payments as part of the cost basis of the intangible assets acquired from Elan (patent rights and trade names).  The Company considered paragraph 9 of SFAS No. 142, “Goodwill and Other Intangible Assets” (SFAS 142) and paragraphs 5 to 7 of SFAS 141, “Business Combinations” (SFAS 141) in the initial recognition and measurement of the intangible assets acquired.  The Company considered paragraph 11 of SFAS 142 in determining the useful lives of the intangible assets acquired. The key patent related to Zanaflex Capsules expires in 2021, which significantly exceeds the period during which milestone payments have, or will be, remitted to Elan. The Company expects to receive future economic benefit from the protection from generic competition that that patent provides as well as from the Zanaflex and Zanaflex Capsules tradenames, which extends beyond the immediate product sales upon which the contingent consideration is based.

The Company also considered SFAS 141 in its accounting for the Zanaflex acquisition contingent milestone payments. SFAS 141, paragraph 27 states that contingent consideration usually should be recorded when the contingency is resolved and the consideration is issued or becomes issuable. In general, the issuance of additional securities or distribution of other consideration at resolution of contingencies based on earnings results in an additional element of cost of an acquired entity. Additionally, FAS 141, paragraph 28 states that additional consideration may be contingent on maintaining or achieving specified earnings levels in future periods. When the contingency is resolved and additional consideration is distributable, the acquiring entity records the fair value of the consideration issued or issuable as an additional cost of the acquired entity.  The Company’s accounting treatment for the contingent milestone payments is consistent with this approach.

The Company acknowledges that it is responsible for the adequacy and accuracy of the disclosure in the filings. The Company also acknowledges that Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings and the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The Company would very much appreciate the Staff’s prompt review of this amendment. Should you have any follow-up questions, please call me at (212) 841-1256.

Sincerely,

/s/ Ellen B. Corenswet

Ellen B. Corenswet